

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0404

Mail Stop 3561

March 27, 2008

Mr. David W. Carlson
Executive Vice President and Chief Financial Officer
GameStop Corp.
625 Westport Parkway
Grapevine, Texas 76051

  Re: **GameStop Corp.**
    Form 10-K for the Fiscal Year Ended February 3, 2007
    Filed April 4, 2007
    File No. 1-32637

Dear Mr. Carlson:

  We have completed our review of your Form 10-K and related filings and have no further comments at this time.

         Sincerely,

         James Allegretto
         Senior Assistant Chief
         Accountant

cc: Mr. Robert A. Llyod
    Senior Vice President and Chief Accounting Officer
    Via Fax: (817) 424-2820